# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 WILSHIRE BOULEVARD, 3RD FLOOR, BEVERLY HILLS, California (CA), 90210
Date of event which requires filing of this statement: 03/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000921669

## Reporting persons
- Icahn Enterprises L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 27,464,740; shared voting power 0; sole dispositive power 27,464,740; shared dispositive power 0; aggregate amount beneficially owned 27,464,740 (8.44% of the class)
- Carl C. Icahn: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 27,464,740; shared voting power 0; sole dispositive power 27,464,740; shared dispositive power 0; aggregate amount beneficially owned 27,464,740 (8.44% of the class)

## Item 1. Issuer
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90210

## Item 2. Person Filing
Name of person filing:
The persons filing this statement are Icahn Enterprises L.P. ("Icahn Enterprises") and Carl C. Icahn (collectively, the "Reporting Persons").

Icahn Enterprises owns the Shares reported herein indirectly through its subsidiary entities Icahn Partners LP and Icahn Partners Master Fund LP.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.
Citizenship: Icahn Enterprises is a Delaware master limited partnership. Carl C. Icahn is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons have sole voting and sole dispositive power with regard to 27,464,740 Shares.
Percent of class: As of March 21, 2025, the Reporting Persons may be deemed to beneficially own in the aggregate 27,464,740 Shares, representing approximately 8.44% of the Issuer's outstanding Shares (based on 325,544,007 Shares outstanding as of January 31, 2025, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2024).
Sole power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Sole power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1 Joint Filing Agreement, dated as of the date hereof, by and among the Reporting Persons.

## Signatures
- Icahn Enterprises L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (03/26/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (03/26/2025)